September  15, 2004


Via Facsimile (415) 395-8095 and U.S. Mail

Scott R. Haber, Esq.
Kimberly L. Wilkinson, Esq.
Latham & Watkins LLP
505 Montgomery Street, Suite 1900
San Francisco, California 94111
(415) 391-0600

RE:	Safeway Inc.
	Schedule TO-I filed by Safeway Inc., on September 7, 2004
	Schedule TO-C filed on September 2, 2004
	Schedule TO-C filed on August 27, 2004
	File No. 005-14150

Dear Ms. Wilkinson and Mr. Haber:

We have the following comments on the above-referenced filings.

General

1. We note that you provided a description of the exchange offer as a proposal in your proxy materials sent to shareholders in connection with the company`s annual meeting. It appears that the disclosure constituted the first public announcement of the exchange offer and you should have filed the relevant portions of the proxy materials under cover of Schedule TO-C in accordance with Rule 13e-4(c)(1).

Schedule TO-T
Summary Term Sheet; Frequently Asked Questions
Question 12. What happens to eligible options that I choose not to exchange or that you do not accept for exchange?

2. Describe under what circumstances you would not accept options for exchange.

Question 29. What if my employment with Safeway or any of its subsidiaries is terminated after the replacement options are granted?

3. Please include a statement to explain, if true, that after the expiration date, vested options tendered during the offer period are canceled and will not be returned to the option holder after the holder tenders such options. Further, describe what happens to vested options tendered for exchange before the expiration date by someone who ceases employment. May such tender be withdrawn?

Question 31. What happens if Safeway is subject to a change in control BEFORE the replacement options are granted?

4. Your discussion of this matter should be balanced. Because you describe possible scenarios in case of change of control, including the termination of the exchange offer,, and receipt of options to purchase shares of a different issuer, etc., you should also include possible scenarios for those holding options untendered. For example, what happens to these options? Presumably, a likely scenario would include current Safeway optionholders receiving options to purchase shares of a different issuer following a change of control. Further, we note that you include another example, where termination of the right to receive replacement options after surrender of options might not include receipt of options to purchase securities of the acquirer or any other consideration of the surrendered options. Please state clearly that in such case, you may not return surrendered options and that such optionholders would be left with no options and no other consideration, if true.

This Offer
Eligibility

5. We note that the executives listed are not eligible to participate in the exchange program. Advise us, in a supplemental analysis, why such individuals are precluded from participation in the exchange program.

6. Please name the independent third party compensation consultant with whom you consulted in developing a valuation methodology for the exchange formula. Please make conforming changes to the entirety of your filing.

Procedures for Electing to Exchange Options

7. We understand that you will not grant new options to participating option holders until at least six months and one day after the date you cancel the old options. Please advise us of the reasons why you believe that this delayed grant satisfies the prompt payment requirement under Rules 13e-4(f)(5) and 14e-1(c). In your response, explain whether option holders will promptly receive any agreements or other documents that evidence their right to this stock option grant, such as the final election confirmation statement, and whether your obligation will be enforceable under applicable state law.

Information Concerning Safeway

8. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. However, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to option holders, even when you incorporate by reference. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c) and advise the staff as to how the company intends to disseminate the information.

9. You disclose that the replacement options will be non-qualified stock options. Please advise whether any option holders eligible to participate in the offer currently hold incentive stock options. If so, expand this section to explain the consequences of the fact that the new options will be non-qualified, as opposed to incentive, stock options. Additionally, revise to discuss the tax consequences of the exchange offer to non-tendering option holders who currently hold incentive stock options, if any.

Miscellaneous

10. We reference your statement that you undertake no obligation to update or revise the forward-looking statements contained in or incorporated by reference in your offer document. This statement seems inconsistent with your obligations to revise the offer materials to reflect any material changes in the information disseminated to option holders. See Rule 13e-4(e)(3). Please revise or delete.

Closing Information

Please amend your Schedule TO-T promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Celeste M. Murphy
								Attorney-Advisor
								Office of Mergers &
								Acquisitions